Exhibit 99.2

RRsat Announces Rebrand to RR Media Reflecting its
Global Ecosystem of Digital Media Services

Unveils its scalable and innovative media service platform, smart global distribution network and enhanced media centers enabling broadcasters and content owners to offer richer viewing experiences, increase audiences and create new revenue generating opportunities

Airport City Business Park, Israel – 08 September, 2014 – RRsat (NASDAQ: RRST), a leading provider of global digital media services to the broadcast industry, today announced a company-wide rebrand to RR Media to reflect a significant expansion in its global service offering. This includes: an advanced, scalable media services platform turning ever richer content into ever richer experiences; enhanced media centers including hubs in the New York metro area, London and the Middle East to facilitate local service and support; and an extended smart global distribution network, covering 95% of the world’s population with the ability to optimize content delivery across multiple screens and multiple devices.

RR Media will be showcasing its innovative media services platform for the first time at IBC2014, offering a complete range of solutions for effective content preparation, management and distribution, converging broadcast and online video into one seamless workflow.

RR Media’s CEO, Avi Cohen, sees this as a milestone event and the culmination of years of progress for the company: “We have been making great progress over the past few years, with acquisitions and state-of-the-art service enhancements, giving us a true global ecosystem of digital media services. This has enabled us to grow our customer portfolio by offering a full solution in many different regions and vertical sectors.”

“We’ve focused on our customers’ needs, enabling them to plug into our global services locally in order to transform original content into globally-valuable media and entertainment products,” continued Mr. Cohen. “For example, our teams can manage and implement all technical, operational and workflow aspects of content preparation, management and increased distribution capabilities, leaving customers free to focus on the creation of exciting new content and viewer offerings.”

Broadcasters and content owners can now optimize and monetize their content further by reaching more audiences, on more devices, with a richer viewing experience.

“The RR Media management team, which brings a wealth of experience in the field of content distribution and management, operation, customer experience and live sport, is already driving this change around the world,” added Mr. Cohen. “We’re on a mission, rethinking and reinventing media and entertainment experiences.”

See RR Media’s rich digital media services platform at IBC2014 at the RAI in Amsterdam, RR Media booth - Hall 1 Stand B24 (12th-16th September 2014).

ENDS

About RR Media

RR Media* (NASDAQ: RRST) works in partnership with the world’s leading media players to create the richest possible media and entertainment experiences for the world’s consumers. RR Media’s complete ecosystem of digital media services maximize the potential of media and entertainment content, covering four main areas: smart global content distribution network with an optimized combination of satellite, fiber and the internet; content management & playout; sports, news & live events; and online video services. RR Media provides scalable digital media services to more than 650 channels, distributes over 100,000 hours of live events yearly and delivers content to 95% of the world’s population reaching viewers of multiplatform operators, VOD platforms, online video and direct-to-home services. Visit the company's website www.rrmedia.com.

* RR Media currently operates under the corporate name of RRsat Global Communications Network Ltd. The company is in the process of changing its corporate name to RR Media Ltd., which is scheduled to be completed in October 2014.

Safe Harbor Statement
This press release contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry as of the date of this press release. We undertake no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in our expectations, except as may be required by law. Forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements, including the risks indicated in our filings with the Securities and Exchange Commission (SEC). For more details, please refer to our SEC filings and the amendments thereto, including our Annual Report on Form 20-F for the year ended December 31, 2013 and our Current Reports on Form 6-K.

Corporate Contacts:
Elad Manishviz, CMO
Tel: +1 201 6557245
marketing@rrmedia.com

Shmulik Koren, CFO
Tel: +972 3 928 0777
Email: investors@rrmedia.com

Media Contact:
Champion Communications
+44 (0)20 7637 2587
RRMedia@championcomms.com

Investor Contacts:
Hayden/ MS – IR
Brett Maas/ Miri Segal-Scharia
Tel: 646-536-7331/ 917-607-8654
brett@haydenir.com/ msegal@ms-ir.com